UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-123

A.	Full Title of Plan: Lenox, Incorporated Retail Savings and Investment Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

I N D E X

Pages

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	4
Notes to Financial Statements	5-9
Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2004	10
Signatures	11
Consent of Independent Registered Public Accounting Firm	12
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Lenox, Incorporated Retail Savings and
     Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox, Incorporated Retail Savings and Investment Plan (the Plan) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 24, 2005

Lenox, Incorporated Retail Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	Participant Directed
	2004	2003
Investments, at fair value:
Mutual funds	$8,197,360	$7,518,235
Common collective trust fund	721,456	708,033
Brown-Forman Corporation Class B common stock	125,127	98,501
Loans to participants	163,725	158,851

	9,207,668	8,483,620
Employers’ contributions receivable	274,903	255,890
Employees’ contributions receivable	19,421	37,039

Net assets available for benefits	$9,501,992	$8,776,549

The accompanying notes are an integral part of the financial statements.

Lenox, Incorporated Retail Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2004 and 2003

	Participant Directed
	2004	2003
Additions:
Contributions:
Employer	$360,022	$335,895
Employee	473,289	449,146

	833,311	785,041
Interest income	63,576	52,903
Dividend income	80,186	64,704
Net appreciation in fair value of investments	604,466	1,242,304

Total additions	1,581,539	2,144,952

Deductions:
Withdrawals by participants	838,809	943,958
Administrative expenses	2,536	2,629
Net transfers to other plans	14,751	1,704,892

Total deductions	856,096	2,651,479

Net Increase (decrease)	725,443	(506,527)
Net assets available for benefits:
Beginning of year	8,776,549	9,283,076

End of year	$9,501,992	$8,776,549

The accompanying notes are an integral part of the financial statements.

Lenox, Incorporated Retail Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan:

The sponsor of the Lenox, Incorporated Retail Savings and Investment Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor’s operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

a.	General: The Plan is a defined contribution plan covering substantially all employees of Dansk International Designs Ltd. (a wholly-owned subsidiary of Lenox, Incorporated (the Company)), nonunion employees of Gorham, Inc., retail employees of the Lenox Merchandising Stores Division who are not members of a collective bargaining unit, and hourly employees of the Hagerstown Distribution Center. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b.	Contributions: Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2004 calendar year, currently $13,000. New employees may transfer assets from their former employers’ qualified plans to the Plan.

Participants are eligible to receive Company matching contributions beginning on the first day of the month following completion of one year of service. The Company’s matching contribution is equal to 50% of the participant’s elective deferral for the first 2% of annual compensation and an additional 25% of the remainder of the participant’s elective deferral up to 10% of annual compensation, except for the Hagarstown employees who are matched up to 15%.

The Company also makes a Company Retirement (CORE) contribution to each salaried employee, to the hourly Store Manager, to the hourly Assistant Store Manager, and to Hagerstown Distribution Center hourly employees, who are eligible to participate in the Plan, regardless of whether or not the employees contribute to the Plan, in an amount equal to 3% of the employees’ eligible compensation during the year.

Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 could have contribute an additional catch-up contribution, subject to the limitations of the Internal Revenue Code (IRC) and the Plan. Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year were eligible to make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Lenox, Incorporated Retail Savings and Investment Plan
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

b.	Contributions, continued: Each participant’s account is credited with the participant’s contribution on a monthly basis, and effective November 15, 2004, on a semi-monthly basis, and an allocation of (i) the Company’s matching contribution on a quarterly basis, (ii) plan earnings on a daily basis, and (iii) the CORE contribution on an annual basis. Allocations are based on the participants’ contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant’s compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants’ nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $51,385 and $55,220 for 2004 and 2003, respectively. Also in 2004 and 2003, $41,000 and $45,000, respectively, from forfeited nonvested accounts, were used to reinstate previously forfeited account balances of re-employed participants and/or reduce company contributions.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

c.	Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. An employee becomes 100% vested in the CORE contribution after five years of service with the Company. Vesting in the Company’s contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

d.	Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant’s beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant’s contribution shall be suspended for six months after the receipt of a hardship distribution.

Lenox, Incorporated Retail Savings and Investment Plan
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

d.	Withdrawals, continued: A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan. Loans shall be limited to the lessor of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant’s account.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b.	Valuation of Investments: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

c.	Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d.	Payment of Benefits: Benefits are recorded when paid.

Lenox, Incorporated Retail Savings and Investment Plan
Notes to Financial Statements, Continued

3.	Investments:

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2004		2003
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value
Investments at fair value:
Janus Worldwide Fund	—	—	13,833	$546,971
Fidelity Magellan Fund	19,631	$2,037,465	21,501	2,101,508
Fidelity Equity-Income Fund	43,864	2,315,155	44,594	2,218,546
Fidelity Growth Company	11,528	646,366	10,356	518,507
Fidelity Diversified Intl	24,656	706,158	—	—
Fidelity Retirement Money Market Portfolio	1,316,464	1,316,464	1,304,206	1,304,206
Managed Income Portfolio	721,456	721,456	708,033	708,033
Other investments	60,176	1,464,604	52,990	1,085,849

		$9,207,668		$8,483,620

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003
Mutual funds	$598,014	$1,215,785
Brown-Forman Corporation Class B Common Stock	6,452	26,519

	$604,466	$1,242,304

4.	Tax Status:

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Lenox, Incorporated Retail Savings and Investment Plan
Notes to Financial Statements, Continued

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administration expenses of the third party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants’ accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administration fees for loans continue to be allocated to the participants’ accounts. Administrative expenses of $2,536 and $2,629 in 2004 and 2003, respectively, were allocated to participants’ accounts.

Certain participants of the Plan transferred their participation to the other defined contribution plans sponsored by the Sponsor. As a result, $14,751 and $1,704,892 of related plan assets were transferred from the Plan for the years ending December 31, 2004 and 2003, respectively.

Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. For the years ending December 31, 2004 and 2003, 5,702 units were purchased for $87,106 and 2,668 units were purchased for $34,016, respectively. For the years ending December 31, 2004 and 2003, 4,286 units were sold for $66,932 and 5,920 units were sold for $66,424, respectively. Dividends of $2,013 and $1,444 were received on Company units for the years ending December 31, 2004 and 2003, respectively.

7.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Lenox, Incorporated Retail Savings and Investment Plan
Plan #014 EIN #21-0498476
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value
Janus Enterprise Fund	4,427 Mutual fund shares	$166,548
PIMCO Total Return Fund	8,276 Mutual fund shares	88,303
Royce Low Priced Stock Fund	261 Mutual fund shares	3,997
*Fidelity Magellan Fund	19,630 Mutual fund shares	2,037,465
*Fidelity Equity-Income Fund	43,864 Mutual fund shares	2,315,155
*Fidelity Growth Company Fund	11,528 Mutual fund shares	646,366
*Fidelity Asset Manager	23,230 Mutual fund shares	376,560
*Fidelity Low Pr Stock Fund	9,684 Mutual fund shares	389,762
*Fidelity Diversified Intl	24,656 Mutual fund shares	706,158
*Fidelity Freedom 2010	1,661 Mutual fund shares	22,620
*Fidelity Freedom 2020	329 Mutual fund shares	4,586
*Fidelity Freedom 2040	26 Mutual fund shares	213
*Fidelity Freedom 2015	1,636 Mutual fund shares	18,083
*Fidelity Freedom 2025	169 Mutual fund shares	1,909
*Fidelity Freedom 2035	302 Mutual fund shares	3,454
*Fidelity Retirement Money Market Portfolio	1,316,464 Mutual fund shares	1,316,464
*Managed Income Portfolio	721,456 Common collective trust fund units,
	variable rate and maturity	721,456
*Spartan U.S. Equity Index Fund	2,327 Mutual fund shares	99,717
*Brown-Forman Corporation	7,850 Class B common stock fund units	125,127
*Participant loans	Loans, 5.25% rate, variable maturity	163,725

		$9,207,668

* Party-in-interest to the Plan